SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. __ /*/)


                      Plastinum Polymer Technologies Corp.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   727606 10 5
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                                 (CUSIP Number)

                             Samuel Moulin, Director
                             Schroder & Co Banque SA
                                 8 Rue d'Italie
                            1204, Geneva, Switzerland
                                0041 22 818 41 47
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 13, 2011
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 727606 10 5
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Schroder & Co Banque SA
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [ ]
     (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

      OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland
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                         7    SOLE VOTING POWER
     NUMBER OF                163,606,446
     SHARES              -------------------------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY             0
     OWNED BY            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH
     REPORTING                163,606,446
                         -------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER
     WITH                     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              163,606,446
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                   [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.1%
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14   TYPE OF REPORTING PERSON*

          OO
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

ITEM 1.   SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock"), of Plastinum Polymer Technologies Corp. (the "Issuer").

      The address of the Issuer's principal executive office is 10100 Santa Monica Blvd., Suite 300, Los Angeles, CA 90067.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is being filed by Schroder & Co Banque SA (the "Reporting Person").

      (b) The principal business address for the Reporting Person is 8 Rue d'Italie, 1204, Geneva, Switzerland.

      (c) The Reporting Person is a Swiss bank and its principal business is private banking.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is organized under the laws of Switzerland.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On April 28, 2008, the Reporting Person purchased 12,000 shares of the Issuer's Series B-1 Convertible Preferred Stock ("Series B-1 Stock") for a total purchase price of $1,200,000 and, in connection therewith, was issued warrants to purchase 947,367 shares of Common Stock at an exercise price of $0.57 per share expiring five years from the issue date.

      On July 29, 2008, the Reporting Person purchased 26,600 shares of Series B-1 Stock for a total purchase price of $2,660,000 and, in connection therewith, was issued warrants to purchase 2,100,000 shares of Common Stock at an exercise price of $0.57 per share expiring five years from the issue date.

      The source of funds used to make the purchases of Series B-1 Stock on April 28, 2008 and July 29, 2008 was the working capital of the Reporting Person.

      On January 13, 2011, the Reporting Person converted all of its 38,600 shares of Series B-1 Stock plus $153,977 in accrued but unpaid dividends thereon, for an aggregate value of $4,013,977, into 1,605,570.79 newly issued shares of the Issuer's Series C Convertible Preferred Stock ("Series C Shares") at a conversion price of $2.50 per Series C Share. Each Series C Share will be automatically converted into shares of the Issuer's Common Stock at $.025 per share, or 100 shares of Common Stock per Series C Share, at such time as there are a sufficient number of authorized shares of Common Stock available to permit the conversion of all Series C Shares and, until conversion, has the same voting, dividend and distribution rights as the number of shares of Common Stock into which it would automatically convert.

ITEM 4. PURPOSE OF TRANSACTION.

      The purpose of the Reporting Person's acquisitions of the Issuer's securities is for long-term investment. The Reporting Person has no plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer `s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person beneficially owns in the aggregate 163,606,446 shares of Common Stock, which includes (i) 1,605,590.79 issued and outstanding Series C Shares convertible into a total of 160,559,079 shares of Common Stock,
(ii) 947,367 shares issuable upon exercise by the Reporting Person of immediately exercisable warrants at an exercise price of $0.57 per share expiring April 28, 2013 and (iii) 947,367 shares issuable upon exercise by the Reporting Person of immediately exercisable warrants at an exercise price of $0.57 per share expiring July 29, 2013. Based on a total of 772,112,447 shares of Common Stock deemed outstanding (including 105,875,899 shares of Common Stock issued and outstanding as of January 13, 2011 and giving effect to the deemed conversion of all outstanding Series C Shares into 666,236,548 shares of Common Stock (according to information provided by the Issuer and further in accordance with the beneficial ownership rules)), the Issuer's securities beneficially owned by the Reporting Person represent approximately 21.1% of the Issuer's Common Stock.

      (b) The Reporting Person has the sole power to vote all of the shares of Common Stock beneficially owned by it.

      (c) Within the past 60 days, the Reporting Person has not made any transactions in the Common Stock other than as described in Item 3 of this
Schedule 13D.

      (d) No persons, other than the Reporting Person, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: January 18, 2011

                                                   SCHRODER & CO BANQUE SA


                                                   By:  /s/ Samuel Moulin
                                                        ------------------------
                                                        Name:  Samuel Moulin
                                                        Title: Director


                                                   By:  /s/ Elias Carballo
                                                        ------------------------
                                                        Name:  Elias Carballo
                                                        Title: Manager